                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                   Syntel Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87162H103
                                 (CUSIP Number)

                  Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                       525 East Big Beaver Road, Suite 300
                                 Troy, MI 48083
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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CUSIP No.     87162H103

1. Name of Reporting Persons

              Parashar Ranade

2. Check the Appropriate Box if a Member of a Group

3. SEC Use Only

4. Source of Funds

              N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

              United States of America

7. Sole Voting Power

              1,000

8. Shared Voting Power

              32,388,600*

9. Sole Dispositive Power

              1,000

10. Shared Dispositive Power

              32,388,600*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              32,389,600*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

              79.2%

14. Type of Reporting Person

              IN

         * - The common stock with respect to which Mr. Ranade shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997, now known as the NS Trust dated February 28, 1997 I ("Trust I") (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997, now known as the NS Trust dated February 28, 1997 II ("Trust II") (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004, now known as the NS Trust Agreement dated December 27, 2004 VIII ("Trust VIII"), (iv) 12,467,750 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004, now known as the BD Trust Agreement dated December 27, 2004 VII ("Trust VII"), (v) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, now known as the BD Trust dated May 17, 1997 III ("Trust III"), (vi) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, now known as the BD Trust dated May 17, 1997 IV ("Trust IV"), (vii) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, now known as the NS Trust dated May 17, 1997 V ("Trust V"), and (viii) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, now known as the NS Trust dated May 17, 1997 VI ("Trust VI"), over each of which Mr. Ranade acts as co-trustee. Mr. Ranade disclaims beneficial ownership of the 32,388,600 shares held by such trusts.



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CUSIP No.     87162H103

1. Name of Reporting Persons

              Bharat Desai Irrevocable Trust Agreement dated December 27, 2004

2. Check the Appropriate Box if a Member of a Group

3. SEC Use Only

4. Source of Funds

              N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

              Florida Irrevocable Trust

7. Sole Voting Power

              12,467,750

8. Shared Voting Power

              0

9. Sole Dispositive Power

              12,467,750

10. Shared Dispositive Power

              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              12,467,750

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

              30.5%

14. Type of Reporting Person

              OO



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         This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2005, as amended by Amendment No. 1 filed on February 14, 2005, on behalf of the undersigned (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, the aggregate number and percentage of Common Stock held by each of the Reporting Persons is:

          Reporting Person          Number of Shares             Percentage(1)
          ----------------          ----------------             -------------
          Parashar Ranade                 32,389,600(2)                   79.2%
          Trust I                          4,659,346                      11.5%
          Trust II                         4,659,346                      11.5%
          Trust VIII                      10,302,158                      25.4%
          Trust VII                       12,467,750                      30.5%

         (1) - percentage beneficially owned is based on the number of shares of Common Stock outstanding on October 31, 2005, as reported in Syntel's most recently available Quarterly Report on Form 10-Q.

         (2) - Mr. Ranade owns 1,000 shares of Common Stock and is deemed to beneficially own an additional 32,388,600 shares of Common Stock in his capacity as co-trustee of the Trusts and certain other trusts. Mr. Ranade disclaims beneficial ownership of the 32,388,600 shares held by the Trusts and certain other trusts.

(b) Mr. Ranade has sole power to vote, direct the vote, dispose or to direct the disposition over 1,000 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 32,388,600 shares of Common Stock. Mr. Ranade shares such power to vote, direct the vote, dispose or to direct the disposition with either Bharat Desai or Neerja Sethi, in their capacities as co-trustees of the Trusts. Mr. Desai's and Ms. Sethi's business address is 701 Brickell Ave., Suite 870, Miami, Florida 33131. Mr. Desai's principal occupation is Chairman and Chief Executive Officer of Syntel. Ms. Sethi's principal occupation is Vice President, Corporate Affairs of Syntel. During the past five years, neither Mr. Desai nor Ms. Sethi has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desai and Ms. Sethi are both citizens of the United States of America.

         The Trust I has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.

         The Trust II has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.

         The Trust VIII has sole power to vote, direct the vote, dispose or to direct the disposition over 10,302,158 shares of Common Stock.

         The Trust VII has sole power to vote, direct the vote, dispose or to direct the disposition over 12,467,750 shares of Common Stock.

(c) On December 27, 2005, Mr. Desai transferred 4,000,000 shares of Syntel, Inc. common stock to the Trust VII for tax and estate planning purposes.

(d) Not applicable.

(e) Not applicable.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated: January 5, 2006


                                 /s/ Parashar Ranade
                                 -------------------------------
                                 Parashar Ranade

                                 NS TRUST DATED FEBRUARY 28, 1997 I

                                 /s/ Parashar Ranade
                                 -------------------------------
                                 Parashar Ranade, Co-Trustee

                                 /s/ Bharat Desai
                                 -------------------------------
                                 Bharat Desai, Co-Trustee

                                 NS TRUST DATED FEBRUARY 28, 1997 II

                                 /s/ Parashar Ranade
                                 -------------------------------
                                 Parashar Ranade, Co-Trustee

                                 /s/ Bharat Desai
                                 -------------------------------
                                 Bharat Desai, Co-Trustee

                                 NS TRUST AGREEMENT DATED DECEMBER 27, 2004 VIII

                                 /s/ Parashar Ranade
                                 -------------------------------
                                 Parashar Ranade, Co-Trustee

                                 /s/ Bharat Desai
                                 -------------------------------
                                 Bharat Desai, Co-Trustee

                                 BD TRUST AGREEMENT DATED DECEMBER 27, 2004 VII

                                 /s/ Parashar Ranade
                                 -------------------------------
                                 Parashar Ranade, Co-Trustee

                                 /s/ Neerja Sethi
                                 -------------------------------
                                 Neerja Sethi, Co-Trustee